VIA EDGAR

July 2, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

RE:

Fona, Inc.

Joint Registration Statement and Proxy Statement on Form S-4

Filed April 2, 2015

File No. 333-203196

Dear Mr. Riedler:

Fona, Inc. (the “Company”, “Fona”, “it”, “we”, “us” or “our”) hereby transmits its response to comments in the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated  May 1, 2015 n respect of the Company’s Joint Registration Statement and Proxy Statement on Form S-4, (the “Form S-4”) which was submitted to the Commission on April 2, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed the Staff’s comments below in bold type, and we follow each such comment with the Company’s response in plain type. A marked version of the Form S-4 is enclosed herewith reflecting all changes to the Form S-4.

General

1.

We note that you intend to register 358,105,551 shares of Fona common stock that will be issued as merger consideration to the Evolutionary Genomics stockholders and members of EG I, LLC. With respect to each of these entities, please tell us what approvals are required under state law and the applicable governing documents to authorize the merger and share exchange, and the manner and extent to which such approvals have been, or will be, obtained.

We supplementally inform the Staff as follows:

EG I, LLC,  a Colorado limited liability company, is governed by the Colorado Limited Liability Company Act (the “LLC Act”) as well as its Operating Agreement (the “Operating Agreement”) dated as of September 1, 2010.

Under Section 7-80-1003(3)(a) - Merger of entities, of the LLC Act, “In the case of a limited liability company that is a party to the merger, by the vote required for approval of a merger by the law of the state or foreign jurisdiction in which the limited liability company is organized and, in the absence of such specifically applicable law, by the vote required for approval of a merger pursuant to the provisions of the operating agreement, or in the absence of such provisions, by all the members of the limited liability company,”.

In addition, under Section 7-80-108 – Effect of operating agreement – non-waivable provisions of the Colorado LLC Act, the Operating Agreement “governs the rights, duties, limitations, qualifications, and relations among the managers, the members, the members' assignees and transferees, and the limited liability company. Such provisions shall control over any provision of this article to the contrary”, with certain limited exceptions not applicable in this instance.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

Under Section 7.4 of the Operating Agreement, the merger and share exchange would be deemed a “Major Decision”, requiring (in addition to approval by EG I, LLC’s Board of Managers) the approval of a majority of the members of EGI I, LLC owning membership interests representing a majority of its outstanding percentage interests (the “Required Member Approval”).

While, to date, EG I, LLC’s Board of Managers has approved the merger and share exchange as of March 20, 2014, the Required Member Approval will only be obtained concurrently with the actual consummation of the agreement and plan of merger dated June 6, 2014, in order to (i) qualify for certain favorable tax treatment of the share exchange applicable to holders of EG I, LLC’s membership interests and (ii) comply with applicable securities law requirements relating to the eligibility of the Company to use a Registration Statement on Form S-4.

Evolutionary Genomics, Inc., a Delaware corporation, is governed by the Delaware General Corporation Law (“DGCL”) as well as by its Third Amended and Restated Certificate of Incorporation (“Charter”) dated May 23, 2012.

Section 251, Merger or consolidation of domestic corporations of the DGCL sets out the manner of and approvals required to consummate the merger and share exchange.  It mandates the approval of “[a] majority of the outstanding stock of the corporation entitled to vote thereon”.  In addition, the Charter sets forth that the holders of the Series B-2 Preferred Stock of Evolutionary Genomics, Inc. (its only series of preferred stock) are entitled to vote on all matters submitted to the stockholders on an as-if-converted to common stock basis, with all stockholders voting as a single class.

While, to date,  in connection with Section 251of the DGCL referenced above,  Evolutionary Genomics, Inc.’s Board of Directors has approved the merger and share exchange as of June 4, 2014 and declared its advisability, the actual stockholder approval referenced above will only be obtained concurrently with the actual consummation of the agreement and plan of merger dated June 6, 2014, in order to (i) qualify for certain favorable tax treatment of the share exchange applicable to holders of Evolutionary Genomics, Inc.’s securities and (ii) comply with applicable securities law requirements relating to the eligibility of the Company to use a Registration Statement on Form S-4.

2.

In an appropriate section in your registration statement, please provide all of the information required by Item 18 of Form S-4. In particular, please disclose the information as to revocability of proxies and dissenters’ rights of appraisal required by Items 1 and 2, respectively, of Schedule 14A.

We respectfully inform the Staff that we have made such disclosure as appropriate throughout the Form S-4. With regard to revocability of proxies, specifically, such disclosure was present under the caption “Revocability of Proxies and Changes to a Fona Stockholder’s Vote” on page 93. We have further added a section captioned “Dissenter’s Rights of Appraisal” on page 94.

Interests of Officers and Directors in the Mergers, page 5

Interests of Fona Directors and Executive Officers in the Merger, page 27

3.

We note your disclosure that Fona’s directors and officers are also directors, officers and shareholders of Evolutionary Genomics and members of EG I, LLC. Please revise these sections to describe the positions your directors and officers hold in each of Evolutionary Genomics and EG I and their ownership interests in these entities before and after the merger. Please also disclose whether any payments are due to these individuals upon a change of control of the target companies.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

The Merger, page 26

4.

In an appropriately titled subsection, please include a discussion of EG I members’ considerations in evaluating the merger. Please include the main positive and negative factors that the members considered during their deliberations.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

Anticipated Accounting Treatment, page 28

5.

You disclose that Evolutionary Genomics acquired a controlling interest in Fona during 2014. Further, you disclose on page 32 that Fona is a shell company that “does not currently engage in any business activities that provide cash flow.” Please provide us an analysis supporting your determination to account for the transaction as a reverse merger under the acquisition method of accounting and of the acquisition date. In this regard, we consider the acquisition of a private operating company by a non-operating public shell corporation a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.

We respectfully inform the Staff that the merger of Evolutionary Genomics and Fona, a non-operating public shell corporation, will result in the owners and management of Evolutionary Genomics obtaining actual and effective voting and operating control of the combined company. The merger will be treated as a public shell reverse acquisition and therefore treated as a capital transaction in substance, rather than a business combination. The historical financial statements of Fona before the merger will be replaced with the historical financial statements of Evolutionary Genomics before the merger.

6.

Please revise to include the anticipated accounting treatment for your merger with EG I, LLC. Clarify for us whether Evolutionary Genomics will acquire the remaining 77% ownership interest in EG I LLC prior to the merger with Fona Merger Sub LLC.

We respectfully inform the Staff that Evolutionary Genomics will not be acquiring the remaining 77% of EG I LLC prior to the merger with Fona Merger Sub LLC, rather the shareholders of EG I LLC will receive 47,323,188 shares of newly issued Fona Merger Sub common stock, with Evolutionary Genomics being the accounting acquirer. The transaction with EG I, LLC will be accounted for as a business combination, and the results of operations of EG I, LLC will be consolidated into the results of Evolutionary Genomics as of the completion of the merger. The consideration transferred to EG I, LLC will be determined based upon the value of Evolutionary Genomics fair value. After the merger is complete, we shall determine the final valuation of the assets and liabilities of EG I, LLC’s business. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any change in the fair value of the consideration transferred, or assets and liabilities received will affect the amount allocated to intangible assets.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

Information about Evolutionary Genomics, page 40

7.

At the top of page 40, please change “EG I, LLC” to “Evolutionary Genomics, LLC”.

We respectfully inform the Staff that the heading is correct and that the reference in the first sentence to EG I, LLC has been fixed to clarify this.

Business Model, pages 41-42

8.

We note the selected examples of Evolutionary Genomics’ contract research agreements, licensing agreements and grants. In an appropriately titled subsection, please expand your disclosure as necessary to include a discussion of all of Evolutionary Genomics’ material business agreements. In your description of each of these agreements you should specifically disclose, as applicable:

•

Brief description of the parties involved and the nature of the arrangement, including the parties’ significant rights and obligations;

•

Total revenues generated;

•

Nature and scope of rights to intellectual property;

•

Duration of agreement and royalty term;

•

Termination provisions;

•

Any investment features or share purchases; and

•

Material payment provisions, which may include the following:

o

Up-front or execution payments received or paid;

o

Aggregate amounts paid or received to date under agreement;

o

Aggregate future potential milestone payments to be paid or received;

o

Royalty rates; and

o

Profit or revenue-sharing provisions

In addition, if any of these agreements is expected to be material to the combined company, and therefore important to a shareholder’s ability to make an informed assessment as to the merits of the proposed merger, please file such as exhibits to your Form S-4.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

We supplementally inform the Staff that the third paragraph of the “Business Model” section gives the RiceTec arrangement as an example of a licensing arrangement from the past.  It is not included under material agreements because we do not expect future transactions from this agreement; by mutual agreement the patents were allowed to lapse for non-payment of renewal terms.

9.

Please expand your disclosure to include descriptions of all of Evolutionary Genomics’ material projects. With respect to the soybean pest resistance project specifically, please identify the “separately organized entity funded by investors” and explain in greater detail the “evolution of [the] project from concept through marketing to seed companies.” Additionally, please explain EG I’s role in the project.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

10.

Please expand your disclosure regarding the research projects for the Bill and Melinda Gates foundation and the projects in your bullet pointed list. Specifically, please describe the current stage of each research project and your plans to advance each project in the future. If you are no longer pursuing a particular project, please so state in your disclosure.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

Evolutionary Genomics’ Business Strategy, page 42

11.

Please revise your disclosure to describe your relationship with each of the University of Wisconsin-Madison and the United Soybean Board. If you have entered into material agreements with either of these entities, please include disclosure regarding the terms of these agreements pursuant to comment 8 above.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment. and that we have not included these contracts as exhibits to this filing because we do not expect them to be material to the combined company going forward.

12.

We note your disclosure regarding your issued and pending patent applications. Please expand your disclosure to include the following:

•

Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);

•

Patent expiration dates and expected expiration dates for pending patent applications;

•

Identification of applicable jurisdictions where patents are issued or where patent applications are pending;

•

Contested proceedings and/or third-party claims over any of your patents or patent applications; and

•

An explanation of the significance of your description that certain patents have been “nationalized” in particular countries

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

Information about EG I, LLC, page 56

13.

Please expand your discussion of EG I, LLC to include disclosure regarding the current operations of EG I, LLC. For example, please disclose:

•

any current research being conducted by the company and any other relevant operations;

•

any material patents;

•

any material license or collaboration agreements;

•

a description of the employees of the company; and

•

a discussion of the company’s facilities

If the company has no significant operations at this time, please disclose.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

14.

Please revise this section to comply with each of the requirements of Item 17(b) of Form S-4. For example, you should include a subsection on management’s discussion and analysis of the financial condition and results of operations pursuant to Item 303 of Regulation S-K.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

The Fona Annual Meeting, p. 62

15.

Please revise this section to include all of the disclosure required by Item 7 of Schedule 14(a). In particular, we note that you have not included any corporate governance disclosure as required under Item 407(a) of Regulation S-K.

We respectfully inform the Staff that we have revised and supplemented the disclosure in response to the Staff’s comment.

Index to Financial Statements, page F-1

16.

You have not included the financial statements of EG I, LLC in your filing.  Please revise, or explain why these financial statements are not required to be included.

We respectfully inform the Staff that we have included the financial statements of EG I, LLC as of March 31, 2015 in the amended Form S-4.

Evolutionary Genomics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 5: Intangible Assets, page F-22

17.

You disclose $383,783 of goodwill related to the 2014 acquisition of Fona, Inc. Please explain to us your determination of that amount. Include in your response a discussion of how the acquisition qualifies as a business combination under ASC 805 and Regulation S-X, Item 11-01(d).

We respectfully inform the Staff that in consideration of its comment we re-evaluated the accounting for the acquisition of Fona, Inc.’s shares by Evolutionary Genomics, Inc. and determined that such acquisition did not qualify as a business combination under ASC 805. In addition, as Fona, Inc. had limited assets at the time of this acquisition, the total purchase price of $255,000 will be recorded as a distribution to the minority shareholders of Fona, Inc. of the anticipated merger and the financial statements have been restated. As a result of the restatement, there is no longer any goodwill associated with this transaction.

Other

18.

 Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We respectfully inform the Staff that we have filed such exhibits herewith as we have deemed material.

July 2, 2015

U.S. Securities and Exchange Commission

Re: Fona, Inc.

In making our responses, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (720) 900-8666 or at my email address, warnecke@comcast.net or our accountant, Bob Bond, CPA of EKS&H LLLP, at (303) 448-7000 or at his email address, bbond@eksh.com.

Very truly yours,

/s/ Steve B. Warnecke
Steve B. Warnecke Chief Executive Officer

cc:

Alla Berenshteyn, SEC

Daniel Greenspan, SEC

Barry Grossman, Esq.

Sarah Williams, Esq.